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[LOGO - IPSCO]                                                  NEWS RELEASE

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FOR IMMEDIATE RELEASE




                          IPSCO ANNOUNCES CASH DIVIDEND


[REGINA, SASKATCHEWAN] 3 December 2002 -- IPSCO Inc. (NYSE/TSX: IPS) announced today a cash dividend of $0.34375 (Canadian) per Cumulative Redeemable First Preferred Share, Series 1 payable 14 February 2003 to shareholders of record as at 31 January 2003.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.


Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
IPSCO
Tel. (630) 810-4790
Release #02-34


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